

OFFERING MEMORANDUM

facilitated by



Freshly Baked Company

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Freshly Baked Company
State of Organization	MA
Date of Formation	05/30/2018
Entity Type	Corporation
Street Address	144 W Britannia St, Taunton MA, 02780
Website Address	Freshlybakedcompany.com

(B) Directors and Officers of the Company

Key Person		Philip Smith
Position with the Company	Title	Executive Chairman
	First Year	2018
Other business experience (last three years)		Has served as the Executive Chairman of Freshly Baked for the past 4 years.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Philip Smith	83%

(D) The Company's Business and Business Plan

Our Story

Freshly Baked Company was founded in 2018 by disabled veterans Philip Smith and Jenny Roseman who found cannabis to be an effective way of managing PTSD associated with their service to our country. Philip is a service connected Marine combat veteran who served in Iraq. Jenny who was an Air Force Medic, is also a service connected veteran and 9/11 first responder at the Pentagon. The gummy recipe that they forged in their kitchen to help them sleep at night is the base of the Freshly Baked gummy today.

- 2019: Freshly Baked received it's provisional state licenses for cultivation and manufacturing
- 2020: Freshly Baked received it's provisional state license for home delivery
- 2020: Freshly Baked received it's final municipal licenses for manufacturing and home delivery
- January 2021: Freshly Baked Company received its Final License as a Micro Cannabis Company from the Massachusetts Cannabis Control Commission to commence manufacturing operations
- March 2021: Freshly Baked Company received its Final Delivery Endorsement License from the Massachusetts Cannabis Control Commission to commence home delivery operations making Freshly Baked the FIRST recreational home delivery company on the east coast
- Freshly Baked is one of the few operational Black owned, Female owned, Social Equity Micro companies in the state.

The Team

Philip Smith, Co-Founder and Executive Chairman

Philip is a disabled Iraq War combat veteran who served in the Marine Corps. and was honorably discharged in 2004. Philip has had an entrepreneurial spirit from an early age. He started his first company at the age of 12, cutting grass with a friend, and from there he knew he wanted to work for himself.

After serving honorably in the United Stated Marine Corps. where he was responsible for a 1.2 million dollar inventory of secret level equipment and reaching the rank of Sergeant, Philip came home to form and operate a construction company with his father. Philip was responsible for forming the LLC , creating and managing budgets and estimating jobs, including labor and materials. He also hired employees and sub contractors. The company is still in business and doing well.

He also formed a baby products company bringing an invention to market. The product was sold in 15 stores nationwide. Philip managed sales, inventory, shipping, and customer service along with finding all vendors involved in the production of the product. Due to a lack of capital to patent the product, it was eventually taken by a larger company. He also formed an online blinds company drafting all operating procedures and policies. He secured a contract with the Department of Veterans Affairs providing blinds to VA hospitals in the Boston area.

Philip is a marijuana enthusiast supporting both recreational and medical use. Marijuana is something that he believes has greatly improved his quality of life since returning home from the Iraq war. Philip, along with many of his fellow veterans, uses marijuana to help with symptoms of PTSD and to help him lead a productive and fulfilling life.

Jenny Roseman, Co-Founder and President

Jenny grew up in Rehoboth, MA and enlisted in the Air Force in 1999 as an Aerospace Medical Technician. As an IDMT in the United States Air Force, Jenny was deployed to the Pentagon on 9/11 as a first responder. Jenny is a disabled veteran and was honorably discharged in 2003 after serving additional military service with the Air National Guard in Quonset, RI. Upon her honorable discharge, Jenny returned to her home state and began a career leveraging the medical knowledge and experience she acquired while enlisted.

Over the next 15 years she would put her skills to use in multiple medical offices as an assistant office manager, histology technician, and also as an office coordinator. During this time period she also made the decision to pair her interpersonal skills and lifelong interest in Real Estate by becoming a licensed realtor in the state of RI. Most recently, Jenny was the Director of Operations of the Osteo Relief Institute, a high volume injection joint pain relief company. She was directly responsible for the implementation of all operations involved in running over 10 medical clinics nationwide. While she enjoyed the multiple challenges of managing the administrative and logistical pieces of this business, her true passion and strength was embracing the company's unique culture of "people before paper" and training new employees to do the same. Over her three years with ORI she performed her administrative duties with a detail oriented eye toward fiscal responsibility. She looks forward to using all of the experience she has gleaned throughout her medical career, along with her positive attitude and interpersonal skills, to help Freshly Baked achieve its mission and most importantly, to help other veterans in their pursuit of comfort, productivity and happiness.

Bryan Stainfield, CEO

Bryan loves retail and the meaningful connections customers make with unique and brands and shopping experiences. Creating a top-tier cannabis company that builds those meaningful connections with its customers is what Bryan is most is targeting to achieve with Freshly Baked.

He comes to Freshly Baked after holding numerous leadership positions at CVS Health and Abercrombie & Fitch. These positions spanned the full spectrum of their operations from Strategy to Analytics. He is a CPA and holds degrees in both accounting and finance from Miami University in Oxford, Ohio.

Kyle Naughtrip, COO

Kyle comes to Freshly Baked with over 10 years of marketing and operations experience. After graduating from Miami University, Kyle worked for a Chicago based experiential marketing agency managing the Verizon and NFL partnership. From there, Kyle moved to NYC, and in 2013, took a position with Uber in marketing and operations. As an early Uber employee, he learned the importance of hardwork and operational excellence in order to build a small company into a very large one. After spending four years at Uber, Kyle and his wife, Nikki, started a textile design company where they currently employ five employees in their Midtown Manhattan office. Given his experience with powerful brands mixed with vast knowledge and experience of the startup world, Kyle will ensure Freshly Baked is operationally sound while building the highest quality cannabis brand.

Melissa Campbell, Director of Production
Jon Gray, Director of Operations

Our Mission

Freshly Baked's mission to give back to the community, help fellow veterans, bring access to cannabis, and lead the expansion of Social Equity company participation in adult use cannabis in Massachusetts and beyond.

- Freshly Baked has donated to the VFW post 611 in Taunton,MA which Philip is a member
- Freshly Baked has also donated to the SiypNow foundation
- In June of 2019 Philip was proud to be in the inaugural class of Massachusetts state Social Equity program.
- Freshly Baked is one of the few operational Social Equity companies in the state
- Along with home delivery, Freshly Baked can be purchased in over 60 dispensaries state wide helping bring access

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 22 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	June 17, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Operating Capital	$47,000	$235,000
Mainvest Compensation	$3,000	$15,000
TOTAL	$50,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may

close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.2 - 1.0%[2]
Payment Deadline	2028-01-01
Maximum Payment Multiple	1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.73%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.2% and a maximum rate of 1.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	0.2%
$100,000	0.4%
$150,000	0.6%
$200,000	0.8%
$250,000	1.0%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	Common Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Philip Smith	83%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Private	$50,000	15%	05/31/2022	15% a month until balance is paid after maturity date
Private	$50,000	10%	04/16/2022	15% payed on the outstanding principle after maturity dat

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Freshly Baked Company has been operating since February, 2021 and has since achieved the following milestones:

- Opened location in Taunton,MA

- Achieved revenue of $1.8 in 2021

- Had Cost of Goods Sold (COGS) of $1.4, which represented gross profit margin of 23% in 2021

- Achieved gross profit of $0.4M in 2021 and EBITDA of ($0.05M).

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Freshly Baked Company forecasts the following milestones:

- Achieve $8mm revenue per year by 2023.

- Achieve $1mm profit per year by 2024.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$8,237,756	$13,518,394	$21,239,111	$27,194,832	$34,459,377
Cost of Goods Sold	$6,148,358	$10,089,631	$15,852,089	$20,297,219	$25,719,207
Gross Profit	$2,089,398	$3,428,763	$5,387,022	$6,897,613	$8,740,170
EXPENSES					
Rent	$108,000	$108,000	$108,000	$108,000	$108,000
Advertising and Marketing	$40,000	$120,000	$140,000	$175,000	$200,000
Bank Charges and Fees	$12,000	$14,000	$14,000	$14,000	$14,000
HCA Fees - Taunton	$245,090	$402,199	$631,905	$809,099	$1,025,233
Insurance	$57,120	$94,629	$148,674	$200,000	$275,000
Legal & Professional Services	$40,000	$60,000	$72,000	$100,000	$150,000
Software Subscription Fees	$25,000	$32,000	$42,000	$60,000	$75,000
Travel	$28,000	$34,560	$41,472	$50,000	$75,000
Utilities - Non Production Facility	$4,511	$4,623	$4,738	$4,856	$4,977
Misc / Other	$72,232	$130,303	$129,212	$150,000	$20,000
Municipal License / Fees	$18,000	$18,000	$18,000	$25,000	$25,000
Transportation Services	$270,783	$333,200	$541,926	$700,000	$800,000
Non-Production Payroll	$843,150	$931,362	$959,266	$1,500,000	$2,000,000
Operating Profit	$325,512	$1,145,887	$2,535,829	$3,001,658	$3,967,960

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation

Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO

48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$248,210.00	$0
Cash & Cash Equivalents	$135,097.00	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-170,518.00	$-11,111.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V